Exhibit 12

SUMMIT MATERIALS, LLC AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended		Year Ended
	March 28,	March 29,	December 27,	December 28,	December 29,	December 31,	December 31,
($ in thousands)	2015	2014	2014	2013	2012	2011	2010
Loss from continuing operations before income taxes (1)	$(79,837)	$(53,048)	$(13,336)	$(105,798)	$(50,951)	$(1,441)	$(20,722)
Add (deduct)
Distributions from equity investments	—	—	757	120	817	156	—
Loss (income) from equity method investees	517	269	(1,408)	(1,161)	(683)	894	656
Capitalized interest	—	—	—	(640)	(193)	—	(433)
Fixed Charges	24,913	19,240	88,570	58,419	59,438	49,218	27,262

Earnings, as defined	$(54,407)	$(33,539)	$74,583	$(49,060)	$8,428	$48,827	$6,763

Fixed Charges:
Interest on indebtedness and amortization of deferred financing costs	$24,109	$18,819	$86,742	$56,443	$58,079	$47,784	$25,430
Capitalized interest	—	—	—	640	193	—	433
Portion of rental expense under operating leases representative of the interest factor	804	421	1,828	1,336	1,166	1,434	1,399

Total fixed charges	$24,913	$19,240	$88,570	$58,419	$59,438	$49,218	$27,262

Ratio of earnings to fixed charges (2)(3)	N/A	N/A	0.8	N/A	0.1	1.0	0.2

(1)	Represents earnings from continuing operations before adjustments for noncontrolling interests in consolidated subsidiaries.
(2)	The ratio of earnings to fixed charges is determined by dividing earnings, as adjusted, by fixed charges. Fixed charges consist of interest on all indebtedness plus that portion of operating lease rentals representative of the interest factor (deemed to be 33% of operating lease rentals).
(3)	Earnings were insufficient to cover fixed charges by $79.3 million, $52.8 million and $107.5 million for the three months ended March 28, 2015, three months ended March 29, 2014 and the year ended 2013, respectively.